MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 29, 2010

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 SEC Staff Comments on Post-Effective Amendment No. 35 under the Securities Act of 1933 and No 37 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Section 457 Contract) (SEC File No. 033-05609, 811-03996) — Acceleration has been requested

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, set forth below are responses to the supplemental comments that you provided by telephone to Thomas Martin and me on April 28, 2010, concerning the above referenced Post-Effective Amendments.  Per your previous direction, where these comments are common to the other Separate Account prospectuses, we have incorporated these changes into the other Separate Account prospectuses.  Acceleration has been requested for this filing, and we appreciate hearing from you on both any additional comments and the acceleration request at your earliest opportunity, so that this filing can be effective May 1, 2010.  As it is the day before the filing deadline, and this impacts four separate account filings, we would very much welcome your most rapid response, as the printer has indicated that they need time to prepare the filings.

Comment 1:

Provide a representation that the Registrant will file a sticker prior to August 1, 2010 removing the expense tables that were in effect for the period prior to August 1, 2010 and that would no longer be effective on and after August 1, 2010 and related references in the document.

Response:

Registrant represents that it will file a sticker to the Separate Account No. 2 and Separate Account No. 3 prospectuses after May 1, 2010 and prior to August 1, 2010 removing the Annual Separate Account Expense Tables for the90% Separate Account Annual Expenses and the Reduced Fees that will no longer be in effect as of August 1, 2010 and related references.

Comment 2A:	After the first sentence of the preamble to the Annual Separate Account

Expenses, add language in bold font to the effect that Table A is effective from the current time until the Change Date.
Response:	The following sentence has been added in bold font: “The information in the first table shown below (“Table A”), applies from the current time until August 1, 2010 (“Change Date”).”

Comment 2B:

After the above added sentence, add a new paragraph in bold font that states that Table B is effective only as of the Change Date, applies to all Participants regardless of when the Contract was purchased and reflects a change in the current fees as of the Change Date.

Response:

The following paragraph has been added in bold font: “The second table shown below (“Table B”) will apply to all Participants regardless of when their Contract was purchased and reflects a change in the Current Annual Separate Account Expenses.”

Comment 3A:	Delete the paragraph after the first sentence in the preamble to the Annual Separate Account Expenses that begins “We have disclosed”
Response:	This has been done.

Comment 3B:	The next phrase that reads “Effective on the Change Date” should be changed to read “Under the fee structure effective on the Change Date as described in the table below.”
Response:	This has been done.

Comment 4:	Drop footnotes (1) and (3) in the caption “Current Reduced Fees” in Table A.
Response:	This has been done.

Comment 5A:	Delete footnote (1) from the caption “Current Reduced Fees Tier 1” and “Current Reduced Fees Tier 2” in Table B.
Response:	This has been done.

Comment 5B:	Change footnote (4) from the caption “Current Reduced Fees Tier 2” to footnote (5).
Response:	This has been done.

Comment 5C:	In Table B, delete footnote (3) beside the figure for Current Standard Administrative Charges.
Response:	This has been done.

Comment 5D:	In Table A, delete footnote (3) beside all figures in the Total Separate Account Annual Expenses row.
Response:	This has been done.

Comment 5E:	In Table B, delete footnote (4) beside the figure of Maximum Total Separate Account Annual Expenses.
Response:	This has been done.

Comment 6A:	In order to avoid confusion between the words “current” and “now”, re-label the captions in Table B from “Current” to “As of the August 1, 2010”.

Response:	This has been done.

Comment 6B:

Within footnote (3), change the sentence that begins “currently” to read “commencing on the Change Date”; and some or all of footnote (3) may be deleted should it no longer be necessary after all the comments are incorporated.

Response:	Footnote (3) has been revised to incorporate Staff comments. Portions of it have been deleted, as appropriate.

Comment 7:	In footnote (2), delete the last sentence that is a cross reference to another section in the prospectus.
Response:	This has been done.

Comment 8:	In footnote (3), delete the first sentence stating the maximum fee as this does not relate to the remaining disclosure within the footnote.
Response:	This has been done.

Comment 9A:	Include a discussion within the table that eligibility for receiving the Reduced Fee is based on asset size.
Response:	This has been done within footnote (2).

Comment 9B:	Clarify that the reimbursements from American century and Fidelity are separate from the reduced fees included in the table.
Response:	This has been done within footnote (2).

Comment 9C:	Clarify that reimbursements are available for all Participants and not just those that are eligible for the Reduced Fee.
Response:	This has been done within footnote (2).

Comment 9D:	Revise the “Charges under the Contracts” section as necessary to conform to this comment.
Response:	An explanatory paragraph has been added per comments 9A-9C.

Comment 10:

Make corresponding changes to footnotes (4) and (5) per comments 9A-C, including a clarification that eligibility for Tier 1 Reduced Fees and Tier 2 Reduced Fees is based on asset size, that reimbursements are separate from the reduced fees in the table and that reimbursements are available for all Participants.

Response:	This has been done.

If you have additional comments, please do not hesitate to contact me at the above telephone number.  As indicated above, we would be very appreciative if we could hear from you at the earliest moment.  Thank you for your courtesies.

Very truly yours,

/s/ Amy Latkin

TABLES OF ANNUAL EXPENSES

The following tables describe the fees and expenses that you will pay upon becoming a Participant, while you are a Participant, and upon transfer or surrender of your Account Value. State premium taxes may also be deducted, but we do not currently deduct them. State premium taxes vary and are generally between 0.5%-4.5%.

I.  Transaction Expenses. The first table describes fees and expenses you will pay when you become a Participant, when you surrender your Contract or participation interest or when you transfer your Account Value among Investment Alternatives.

	Current	Maximum
Participant Transaction Expenses
Sales Load on Purchases	0%	0%
Deferred Sales Load	0%	0%
Surrender Fees	0%	0%
Exchange Fees	0%	0%

II.  Annual Separate Account Expenses. The next table describes the fees and expenses you will pay periodically during the time that you are a Participant, not including Underlying Fund fees and expenses. The information in the first table shown below ("Table A"), applies from the current time until August 1, 2010 ("Change Date").

The second table shown below ("Table B"), will apply to all Participants regardless of when their Contract was purchased and reflects a change in the Current Annual Separate Account Expenses.

The maximum aggregate Annual Separate Account Expenses has been increased from 2.15% to 2.50% as of May 1, 2010.

Table A shows current Annual Separate Account Expenses and Table B shows the Annual Separate Account Expenses commencing on the Change Date.

A. Current

	Current Standard Fees		Current Reduced Fees		Maximum
Annual Contract Fee	$24	(1)	$24	(1)	$24
Separate Account Annual Expenses (as a percentage of average net assets)
Expense Risk Fee	.15%		.15%		up to 2.50%
Administrative Charges	.40	%(2)	.20	%(3)(2)	up to 2.50%
Distribution Expense Charge	.35%		.15	%(3)(2)	up to 2.50%
Total Separate Account Annual Expenses	.90%		.50	%(2)	2.50%

Under the fee structure effective on the Change Date:

•  Standard Annual Separate Account Expenses will increase from .90%to 1.20%.

•  Participants in Plans that currently qualify for the Reduced Fee may experience an increase in fees as follows:

-  Plans that currently qualify for the Reduced Fee and that remain qualified and meet all other criteria for eligibility as of the Change Date, but have less than $5 million in the Separate Account on the Change Date, will receive the Tier 2 Reduced Fee of 0.60%, representing an increase of 0.10% over the current Reduced Fee of 0.50%.

-  Plans that currently qualify for the Reduced Fee and that have $5 million or more in the Separate Account, and that remain qualified on the Change Date and meet all other criteria for eligibility, will receive the Tier 1 Reduced Fee of 0.50% and will not experience an increase from the current Reduced Fee.

B. Commencing on the Change Date

	Current Standard	As of 8/1/10 Reduced Tier 1 Fees (4)		As of 8/1/10 Reduced Tier 2 Fees (5)		Maximum
Annual Contract Fee	$24 (1)	$24	(1)	$24	(1)	$24
Separate Account Annual Expenses (as a percentage of average net assets)
Expense Risk Fee	.20%	.20%		.20%		up to 2.50%
Administrative Charges	.50%	.15	%(3)(4)	.20	%(3)(5)	up to 2.50%
Distribution Expense Charge	.50%	.15	%(3)(4)	.20	%(3)(5)	up to 2.50%
Total Separate Account Annual Expenses	1.20%	.50	%(3)(4)	.60	%(3)(5)	2.50%

(1)  Annual Contract Fee: Waiver. The Annual Contract Fee of $24.00 is charged at a rate of $2 per month. When referring to the monthly installment of the Annual Contract Fee we use the term "Monthly Participant Charge". Unless you use eDocuments, (See "Definitions we use in this Prospectus" for a description of eDocuments) you pay the lesser of a monthly amount of $2.00, or 1/12 of 1.00% of your Account Value. An employer may elect to pay your monthly charges, in which case we do not deduct the monthly Participant charge. We currently do not impose this charge each month if you meet the conditions listed in "Charges You or Your Employer Will Pay—Monthly Participant Charge"

(2)  Adviser Reimbursements Reduce Fees. Plans may become eligible for the Reduced Fee, Tier 1 Reduced Fee and Tier 2 Reduced Fee if they have minimum amounts of assets in the Separate Account ($2 million for the Reduced Fee and the Tier 2 Reduced Fee and $5 million for the Tier 1 Reduced Fee) and satisfy the other criteria specified in "Charges You or Your Employer Will Pay" and " Charges under the Contracts."

All Plans with assets invested in the American Century VP Capital Appreciation Fund and the Fidelity VIP Funds, without any requirement that they have a minimum amount of assets in the Separate Account, qualify for a reduction in the fees they pay equal to reimbursements we receive from service providers to those funds. The investment adviser for the American Century VP Capital Appreciation Fund reimburses us at an annual rate of 0.25% for administrative expenses, and the transfer agent and distributor for the four Fidelity VIP Funds reimburse us at an annual rate of 0.10% for certain services we provide. For Plans paying the Standard Fee, we reduce the 0.40% administrative charge (0.50% commencing on the Change Date) for the corresponding Separate Account Funds to the extent we receive reimbursements. These reimbursements are also applied to further reduce the fees of Plans paying the Reduced Fee, Tier 1 Reduced Fee or Tier 2 Reduced Fee. The effect of the reimbursements on Plans paying the Reduced Fee, Tier 1 Reduced Fee and Tier 2 Reduced Fee is more specifically discussed under "Charges You or Your Employer Will Pay" and " Charges under the Contracts."

(3)  Separate Account Charges: Current Reduced Fees/Changes on August 1, 2010. We are increasing the standard Separate Account Annual Expense to 1.20% commencing on the Change Date and we are changing the eligibility criteria and structure of the Reduced Fee Separate Account Annual Expense, effective on the Change Date. We will notify Participants in advance of any additional fee change. See "Charges under the Contracts".

(4)  Tier 1 Reduced Fees. Commencing on the Change Date, the standard Annual Separate Account Expense will be 1.20% and the Tier 1 Reduced Fee will be 0.50% for Plans meeting the criteria set out in "Charges under the Contracts" and "Charges You or Your Employer Will Pay". The Tier 1 Reduced Fee is further reduced to 0.25% for assets in the American Century VP Capital Appreciation Fund and to 0.40% for assets in the Fidelity VIP Funds. See "Charges under the Contracts".

(5)  Tier 2 Reduced Fees. Commencing on the Change Date, the standard Annual Separate Account Expense will be 1.20% and the Tier 2 Reduced Fee will be 0.60% for Plans meeting the criteria set out in "Charges under the Contracts" and "Charges You or Your Employer Will Pay". The Tier 2 Reduced Fee is further reduced to 0.35% for assets in the American Century VP Capital Appreciation Fund and to 0.50% for assets in the Fidelity VIP Funds. See "Charges under the Contracts".

III.  Underlying Fund Expenses. This table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay during the time that you are a Participant. (Underlying Fund expenses may vary from year to year.) These are based on the actual charges incurred by the Underlying Funds during 2009 before any expense reimbursements. You should refer to the prospectus of each Underlying Fund for more details concerning the Underlying Fund's fees and expenses.

	Minimum	Maximum
Total Annual Underlying Fund Operating Expenses (expenses deducted from Underlying Fund assets, including management fees and other expenses, as a percentage of average net assets)	.26%	1.00%

Example

The Example below is intended to help you compare the cost of being a Participant with the cost of investing in other variable annuity contracts if we were to raise our current fees and expenses to the maximum amounts. These costs include Participant transaction expenses, Contract fees, Separate Account annual expenses and Underlying Fund fees and expenses. The Example assumes that you invest $10,000 under a Contract for the time periods indicated and that your investment has a 5% annual rate of return each year.

We do not impose a surrender charge when you make a withdrawal of Account Value. As a result, the expenses would be the same whether or not you surrender the Account Value, or apply the Account Value for the purchase of an annuity (annuitize), at the end of the applicable time period.

Example Based on Maximum Costs. This Example assumes the maximum fees and expenses of the Underlying Funds during 2009, with the maximum Annual Contract Fee and the maximum Separate Account Annual Expenses shown in the Table of Expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Maximum(1)	$368	$1,160	$2,033	$4,628

(1)  Assumed Annual Contract Fee of $9.07 per $10,000 of Separate Account value and an average account value of $26,470.

Accumulation Unit Values for the Separate Account Funds

For information about the Accumulation Unit values of each of the Separate Account Funds over a period of time, please see Appendix A to this Prospectus. The Unit values reflect the investment performance and expenses of the Underlying Funds and the charges we assess on the assets of the Separate Account Funds. You may obtain a copy of the Separate Account's most recent annual financial statements by calling us at 1-800-468-3785.

SUMMARY OF INFORMATION IN THIS PROSPECTUS

The discussion below is a summary of information in the Prospectus. The references in the Summary direct you to particular sections in the Prospectus where you will find more detailed explanations.

Contract Offered

We offer group annuity accumulation contracts for use with certain eligible deferred compensation plans that employers have established pursuant to Section 457 of the Code. We issue a Contract to a Contractholder, which owns the Contract. In the past we issued contracts to eligible employers as defined under Section 457, including tax exempt organizations and trustees of plans adopted by those organizations. Currently, we only issue contracts to Contractholders that are states, political subdivisions of a state, and any agency or instrumentality of a state or political subdivision of a state ("Governmental Units"), and trustees of Plans adopted by Governmental Units.

Amounts that you and other Participants accumulate under a Contract, as well as other assets of the Plan, belong to the Contractholder. Plans of Governmental Units must provide that all assets will be held for the exclusive benefit of Participants in a trust or in a custodial account or group annuity contract that are treated as trusts under Section 457 of the Code. This requirement does not apply to a Plan maintained by an organization exempt from taxation under the Code that is not a Governmental Unit, which Plans must provide that assets of the Plan are subject to claims of the employer's general creditors.

You may obtain federal income tax benefits provided under Section 457 of the Code for your Deferred Compensation Amounts. Section 457 permits you to defer the recognition of income if certain requirements are met. Refer to "Federal Tax Information."

Deferred Compensation Amounts

You may defer compensation in whatever amounts and at whatever frequency you desire, subject to limitations under the Code and your Plan. If your Plan permits, your employer also may send us Deferred Compensation Amounts for you that are in addition to the salary you have deferred. A Plan, the Code or state or local law may require a Contractholder to send the Amounts within a certain time period. Refer to "Purchase of a Contract and Deferred Compensation Amounts".

A Plan may provide that you must pay certain Plan expenses, such as accounting, legal or consulting fees or expenses of a Deferred Compensation committee or administrative board. The Contractholders may deduct those expenses before sending Deferred Compensation Amounts to us.

Investment Alternatives for Your Account Value

You may allocate your Account Value among the Investment Alternatives (unless your Plan restricts use of any Investment Alternative). You may change your allocation instructions at any time for future Deferred Compensation Amounts, and you may transfer all or part of your Account Value among the available Investment Alternatives at any time. See, "How to Make Allocation Changes, Transfers & Withdrawals".

The General Account. We pay interest on the portion of your Account Value you allocate to our General Account, at an effective annual yield equal to or greater than the minimum rate, if any set forth in your Contract. In our discretion, we change the current rate of interest from time to time. We have the full investment risk for amounts you allocate to the General Account, which is sometimes referred to as the "Interest Accumulation Account". This Prospectus serves as a disclosure document for the Separate Account Investment Alternatives under the Contracts. You may refer to "Our General Account" for a brief description of the General Account.

The Separate Account. The Separate Account has Funds, or sub-accounts. The name of each Fund corresponds to the name of its Underlying Fund. When you allocate Deferred Compensation Amounts or transfer your Account Value to a Separate Account Fund, the Fund purchases shares in its Underlying Fund. A Separate Account Fund is called a "variable option," because you have the investment risk that your Account Value in the Fund will increase or decrease based on the investment performance of the Underlying Fund.

Underlying Funds

The Separate Account Funds currently invest in thirty-five Underlying Funds which have different investment objectives, investment policies and risks. You should refer to "Underlying Funds in which Our Separate Account Invests" for more information about the Underlying Funds' investment objectives, and to the prospectuses of the Underlying Funds that are distributed with this Prospectus.

Charges under the Contracts

We deduct several charges from the net assets of each Separate Account Fund. Refer to "Charges You or Your Employer Will Pay." We are increasing these charges commencing on August 1, 2010 (the "Change Date"). Plans with minimum amounts of assets in the Separate Account are eligible for the Reduced Fee ($2 million in assets), the Tier 2 Reduced Fee ($2 million in assets) or the Tier 1 Reduced Fee ($5 million in assets) as discussed in more detail below. In addition, all Plans with assets invested in the American Century VP Asset Appreciation Fund and the Fidelity VIP Funds, without any requirement that they have a minimum amount of assets in the Separate Account, qualify for a reduction in the Annual Separate Account Expenses equal to the reimbursements we receive from service providers to those funds, as is discussed in more detail below and in "Charges You or Your Employer Will Pay."

Together, these charges are referred to as the Total Separate Account Annual Expenses. The Total Separate Account Annual Expenses are:

The standard charges, totaling 0.90%, subject to reduction as noted below for assets in the American Century VP Capital Appreciation Fund and Fidelity VP Funds, include:

•  An administrative expense charge at an annual rate of 0.40% which increases to .50% commencing on the Change Date, and is reduced by reimbursements from certain fund advisers. See "Charges You or Your Employer Will Pay";

•  A charge at an annual rate of 0.35% for expenses related to the distribution of the Contracts, which increases to .50% commencing on the Change Date, and is reduced by reimbursements from certain fund advisers. See "Charges You or Your Employer Will Pay"; and

•  A charge at an annual rate of 0.15% for assuming certain expense risks under the Contracts, which increases to .20% commencing on the Change Date.

Effective on the Change Date:

•  Standard Annual Separate Account Expenses will increase from .90%to 1.20%.

•  Participants in Plans that currently qualify for the Reduced Fee may experience an increase in fees as follows:

-  Plans that currently qualify for the Reduced Fee and that remain qualified and meet all other criteria for eligibility as of the Change Date, but have less than $5 million in the Separate Account on the Change Date, will receive the Tier 2 Reduced Fee of 0.60%, representing an increase of 0.10% over the current Reduced Fee of 0.50%.

-  Plans that currently qualify for the Reduced Fee and that have $5 million or more in the Separate Account, and that remain qualified on the Change Date and meet all other criteria for eligibility, will receive the Tier 1 Reduced Fee of 0.50% and will not experience an increase from the current Reduced Fee.

The maximum aggregate Annual Separate Account Expenses has been increased from 2.15% to 2.50% as of May 1, 2010.

Reduced Fee (Prior to Change Date). Currently total Separate Account Annual Expenses are reduced to 0.50% (0.25% for assets in the American Century VP Capital Appreciation Fund and 0.40% for assets in the Fidelity VIP Funds) ("Reduced Fee") for Participants in Plans that have been determined to be eligible for the Reduced Fee. The following criteria must be met for eligibility for the Reduced Fee: Plans of employers with assets in the Separate Account of at least $2 million (measured for Plans with existing accounts on the last day of each calendar quarter for eligibility in the next quarter) and the Employer is using Hotline Plus (see "Definitions We Use in this Prospectus" for a description of Hotline Plus). After a Plan has been determined to be eligible for the Reduced Fee, it must maintain assets of at least $1.8 million in the Separate Account and continue to use Hotline Plus as of the last day of the calendar quarter in order to remain eligible for the Reduced Fee in the next succeeding quarter. Eligibility for the Reduced Fee for new Plans is determined on the date when we have received a Plan's assets and we begin providing administrative services.

Tier 1 Reduced Fees. Commencing on the Change Date, the standard Annual Separate Account Expense will be 1.20%, the Tier 1 Reduced Fee will be 0.50% for Plans of Employers meeting the following criteria: (a) the Plan uses Hotline Plus, (b) the Plan has assets in the Separate Account of at least $5 million on the Change Date, initially or when being reconsidered after losing eligibility. After a Plan becomes eligible for the Tier 1 Reduced Fee, it must maintain assets of at least $4.8 million as of the last day of a calendar quarter to remain eligible for the following calendar quarter. Existing Plans that are eligible for the Reduced Fee on the Change Date meeting the other criteria for eligibility described in this section and that have $5 million or more in assets in the separate account on the Change Date will be eligible for the Tier 1 Reduced Fee. Loss of eligibility for failure to maintain at least $4.8 million for the Tier 1 Reduced Fee will occur for any reason such as, for example, withdrawals from the Plan or the investment performance of the Underlying Funds. Eligibility for the Tier 1 Reduced Fee will be lost irrespective of the amount of a Plan's assets in the Separate Account, if the Plan at any time does not use Hotline Plus. Eligibility for the Tier 1 Reduced Fee is determined for new Plans on the date the Plan's assets are received by us and we begin providing administrative services.

•  Commencing on the Change Date, the Tier 1 Reduced Fee of 0.50% is further reduced to 0.25% for assets invested in the American Century VP Capital Appreciation Fund and 0.40% for assets invested in the Fidelity VIP Funds). For more information, see Charges You or Your Employer Will Pay—Separate Account Charge.

Tier 2 Reduced Fees. Commencing on the Change Date, the standard Annual Separate Account Expense will be 1.20%, and the Tier 2 Reduced Fee will be 0.60% for Plans of Employers meeting the following criteria: (a) the Plan uses Hotline Plus, (b) the Plan has assets in the Separate Account of at least $2 million on the Change Date, initially or when being reconsidered after losing eligibility. After a Plan becomes eligible for the Tier 2 Reduced Fee, it must maintain assets of at least $1.8 million as of the last day of a calendar quarter to remain eligible for the following calendar quarter. Existing Plans eligible for the Reduced Fee on and prior to the Change Date meeting the other criteria for eligibility described in this section that have $1.8 million or more in assets in the separate account on the Change Date will remain eligible for the Tier 2 Reduced Fee. Loss of eligibility for failure to maintain at least $1.8 million for the Tier 2 Reduced Fee will occur for any reason such as, for example, withdrawals from the Plan or the investment performance of the Underlying Funds. Eligibility for the Tier 2 Reduced Fee will be lost irrespective of the amount of a Plan's assets in the Separate Account, if the Plan at any time does not use Hotline Plus. Eligibility for the Tier 2 Reduced Fee is determined for new Plans on the date the Plan's assets are received by us and we begin providing administrative services.

•  Commencing on the Change Date, the Tier 2 Reduced Fee is further reduced to 0.35% for assets in the American Century VP Capital Appreciation Fund and 0.50% for assets in the Fidelity VIP Funds. For more information, see Charges You or Your Employer Will Pay—Separate Account Charge.

Aggregation Rule. Solely for purposes of determining whether a Plan's assets in this Separate Account meet the eligibility criteria for the Reduced Fees, Tier 1 Reduced Fees or Tier 2 Reduced Fees, the term "Employers" includes any entity affiliated with an Employer that is participating in the Employer's Plan; however, each such affiliated entity must also be using Hotline Plus in order to be eligible for the Tier 1 Reduced Fees or the Tier 2 Reduced Fees, as the case may be, applicable to the Employer.

Electronic Funds Transfer Requirement for Reduced Fees, commencing January 1, 2011.  Beginning on January 1, 2011, in addition to meeting the threshold requirements for assets as set forth above, the Employer must also be remitting its contributions via the Company's automated electronic funds transfer (EFT) system in order to be eligible for either Tier 1 Reduced Fees or the Tier 2 Reduced Fees. Also each affiliated entity of the Employer that is participating in the Employer's Plan must also be remitting contributions via the Company's automated EFT system in order for such affiliated entity to be eligible for the Tier 1 Reduced Fees or the Tier 2 Reduced Fees, as the case may be, for which the Employer's Plan is eligible. For more information, see "Charges You or Your Employer Will Pay."

Unless you have consented to use eDocuments (see "Definitions we use in this Prospectus" for a description of eDocuments), we also deduct from your Account Value an Annual Contract Fee on a monthly basis. The monthly charge is $2.00 if you have an Account Value of $2,400 or more during the month, or 1/12 of 1% of the Account Value (which will be less than $2.00) if your Account Value is less than $2,400 in any month. We do not impose the Annual Contract Fee on a monthly basis for any month that your Plan has 500 or more Participants with Account Values or at least $5 million in Plan assets as of the last day of the month and your employer uses our Hotline Plus system. Certain approved national, affiliated plans are aggregated for purposes of the $5 million total. We also do not impose the Annual Contract Fee on a monthly basis for any month that your Account Value at the end of the month is less than $300. We also impose the Annual Contract Fee on a monthly basis for Participants who do not elect to use eDocuments or who discontinue using eDocuments, but we do not impose it for Participants meeting the conditions listed in "Charges You or Your Employer Will Pay—Monthly Participant Charges." Refer to "Charges You or Your Employer Will Pay—Monthly Participant Charges."